Exhibit 99.1

News Release
B2Gold Reports First Quarter 2014 Gold Production and Revenue.
Otjikoto Mine Construction Remains on Track for Completion in the Fourth Quarter of 2014.

Vancouver, April 30, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the first quarter of 2014, as well as providing an update on its Otjikoto mine construction in Namibia. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the first quarter include:

2014 First Quarter Highlights

•	Gold production of 96,303 ounces, an increase of 21% over the first quarter of 2013
•	Gold revenue of $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce
•	Estimated consolidated cash operating costs of $634 per ounce of gold, approximately $90 per ounce lower than in the same period of 2013 and 7% below budget
•	Mine construction at Otjikoto remains on track and on budget with production expected to commence in the fourth quarter of 2014

First Quarter 2014 Gold Production

Consolidated gold production in the first quarter of 2014 was 96,303 ounces, an increase of 21%, compared to 79,661 ounces produced in the same period last year. The increased production was due to the continued strong operational performance of the Company’s La Libertad and Limon Mines in Nicaragua, where gold production increased by 33% and 8%, respectively. Gold production also increased as a result of a full quarter of gold production from the Masbate Mine being included in the Company’s consolidated operating results. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 7,087 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 was not included in the Company’s consolidated operating results in the first quarter of 2013.

For the first half of 2014, budgeted gold production of 194,033 ounces is expected to be lower than in the second half of the year of 207,355 ounces, due to a number of factors including the SAG mill replacement in June at the Masbate Mine. In the first quarter of 2014, gold production of 96,303 ounces was near the lower end of the Company’s forecast range. Overall, consolidated production guidance of 395,000 to 420,000 ounces of gold for the year remains unchanged.

B2Gold’s complete first quarter results will be released on May 14, 2014. The final calculation of operating costs has not yet been completed, but consolidated operating cash costs are estimated to be approximately $634 per ounce of gold, approximately $90 per ounce lower than in the same period of 2013 and 7% below budget.

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold at a operating cash cost of $667 to $695 per ounce. All-in sustaining cash costs are forecast to be in a range of $1,025 to $1,125 per ounce of gold. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

Gold Revenue

Gold revenue for the first quarter of 2014 was $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce compared to $154.9 million on sales of 95,042 ounces at an average price of $1,629 per ounce in the 2013 first quarter. The decrease in gold revenue was mainly attributable to a 20% decline in the average realized gold prices. Gold sales volume only increased by 4% in the first quarter of 2014 (compared to a 21% increase in gold production in the quarter) as gold revenue in the first quarter of 2013 benefitted from the sale of 20,811 ounces, relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Operations

Masbate Gold Mine - Philippines

At the Masbate Mine in the Philippines, first quarter production was 42,576 ounces of gold compared to budget of 51,892 ounces. Overall, production guidance for the year remains unchanged. Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first quarter of 2014 (which was forecast to be 100% high grade oxide material from the Colorado Pit) contained transitional and primary ore from the HMBE and Main Vein Pits not anticipated in the budget, which have a lower predicted recovery than the oxide ore from the Colorado Pit. As the Colorado Pit development is expected to catch up to budget in the coming months, the high grade oxide ore from Colorado which had been scheduled to be processed in the quarter will be mined and processed later in the year.

In the first quarter of 2013, gold production at the Masbate Mine was 43,554 ounces of which 36,467 ounces were included in the consolidated results of the Company. The difference of 7,087 ounces related to production from January 1, 2013 to January 15, 2013, prior to the acquisition of the Masbate Mine by the Company on January 16, 2013.

Operating cash costs for the first quarter of 2014 are expected to be $723 per ounce, approximately 4% lower than budget, as a result of less than budgeted waste being mined and high grade ore stockpiling which provided a positive stockpile adjustment against mining costs. Mining of ore was ahead of schedule in the quarter. High grade ore production significantly exceeded both budget (2,105,576 tonnes compared to budget of 1,530,575 tonnes) and ore tonnes milled, resulting in a stock-pile increase. High grade ore production was below budget in terms of grade but significantly above budget in terms of tonnes and (contained) ounces. This predominately reflects differences in mining location versus budget schedule.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce.

In the second quarter of 2014, the existing SAG mill is planned to be replaced. The SAG mill is on site and transfer and assembly of the crane is underway. Actual change-out of the SAG mill will occur in June. On restart, the operation will gain approximately 300,000 tonnes per year of operating capacity. SAG Mill motors and gear boxes have been upgraded to handle the additional capacity.

Last year, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

La Libertad Gold Mine - Nicaragua

La Libertad continued its strong operational performance in the quarter, with both gold production ahead of budget and operating cash costs below budget. First quarter gold production at La Libertad was 38,596 ounces, 33% higher than in the same period of 2013 and 2,430 ounces higher than budget. Higher grade than budgeted contributed to the surplus production (2.36 g/t processed versus 2.17 g/t budget), due to better grade performance from pit sources.

Operating cash costs are expected to be $541 per ounce in the quarter, approximately $42 per ounce below budget.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

El Limon Gold Mine - Nicaragua

Quarterly production at the Limon open pit and underground mine was 15,131 ounces of gold, slightly below budget of 15,685 ounces, but a 7.5% improvement over the first quarter 2013 production of 14,070 ounces. Operating cash costs are expected to be $624 per ounce in the quarter, approximately $42 per ounce below budget.

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce.

Otjikoto Development Project, Namibia

Construction at the Company’s open pit Otjikoto Mine remains on time and on budget. Construction is expected to be completed and production is scheduled to commence in the fourth quarter of 2014.

Construction commenced January 2013 and will continue into the fourth quarter of 2014. Construction is being managed by B2Gold’s experienced team. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations. A total of about 15,000 cubic metres of concrete will be poured during construction, and a total of 13,000 cubic metres of concrete has been poured through March 2014. The mill and mining offices have already been completed by a local contractor and the construction of all the other administration buildings is progressing well. Most of the equipment and supplies to build the mill have been purchased and are arriving daily at site. Mill construction activities are progressing well, 9,000 cubic metres of concrete having been poured in this area, and six leach tanks and five CIP tanks having been erected to date. Additionally, steel is arriving daily at site and the steel workers have begun to erect steel around the mill and tank areas. The total volume of material moved from the pit area to date is approximately 6.5 million tonnes. In addition, the tailings impoundment has been constructed and lined. This facility is materially complete and will be used to capture water to start the mill in 2014.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

First Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter results before the North American markets open on Wednesday, May 14, 2014.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 14, 2014 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-446-4472 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=172608. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 1022589)

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, the potential for expansion of resources and reserves, potential for expansion of production capacity, projected capital investments and exploration, and the completion of the Otjikoto mine. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. In addition, this press release uses the terms “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.